UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-16759

THE UNITEDTRUST BANK PROFIT SHARING AND 401(K) PLAN

(formerly The United National Bank Profit Sharing and 401(k) Plan)

(Exact name of registrant as specified in its charter)

One PNC Plaza

249 Fifth Avenue

Pittsburgh, Pennsylvania 15222-2707

(412) 762-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

The UnitedTrust Bank Profit Sharing and 401(k) Plan (“Plan”) interests for which Form 11-K previously filed

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(l)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(l)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

(Plan merged into The PNC Financial Services Group, Inc. Incentive Savings Plan on June 1, 2004)

Pursuant to the requirements of the Securities Exchange Act of 1934, The PNC Financial Services Group, Inc. Incentive Savings Plan, as successor to The UnitedTrust Bank Profit Sharing and 401(k) Plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 4, 2004	THE PNC FINANCIAL SERVICES GROUP, INC. INCENTIVE SAVINGS PLAN, AS SUCCESSOR TO THE UNITEDTRUST BANK PROFIT SHARING AND 401(K) PLAN

	By:	/s/ James S. Gehlke
James S. Gehlke Plan Manager/Administrator